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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 8, 2004

AVENTIS
(Translation of registrant's name into English)

67917 Strasbourg, Cedex 9
France
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Free translation of the original French language document

To the shareholders,

Aventis
Société Anonyme à Directoire et Conseil de Surveillance
Espace Européen de l'Entreprise
16 avenue de l'Europe
67300 Schiltigheim

        In our capacity as Statutory Auditors of Aventis and in accordance with the final paragraph of article L.225-235 of the French Commercial Law (Code de Commerce), we hereby present our report on the report prepared by the Chairman of the Supervisory Board of your company in accordance with article L.225-68 of the Code de Commerce for the year ended December 31, 2003.

        Under the responsibility of the Supervisory Board, the company's management must define and implement adequate and efficient internal control procedures. In his report, the Chairman of the Supervisory Board is required to comment on the conditions applicable for the preparation and organization of the work carried out by the Supervisory Board and the internal control procedures implemented within the company.

        Our responsibility is to provide you with our comments on the information and declarations contained in the Chairman's report concerning the internal control procedures relating to the preparation and processing of financial and accounting information, as presented in the Chairman's report.

        In accordance with the professional guidelines applied in France, we have advised ourselves of the objectives of the general organization of the company's internal control procedures, the risk mapping and the internal control procedures relating to the preparation and processing of accounting and financial information, as presented in the Chairman's report.

        As this is the first year of application for the provisions introduced by Act no. 2003-706 of August 1, 2003 and as there are no established practices in relation to the content of the report prepared by the Chairman, the said report does not contain any assessment of the adequacy and efficiency of the internal control procedures relating to the preparation and processing of accounting and financial information. Therefore, this limitation also applies to the scope of our work and to the contents of our report.

        Taking into account the above-mentioned limitation and based on our procedures mentioned above, we have no comments to make on the information and declarations concerning the company's internal control procedures relating to the preparation and processing of accounting and financial information, as contained in the report of the Chairman of the Supervisory Board, prepared in accordance with the final paragraph of article L.225-68 of the Code de Commerce.

        Paris, March 5, 2004

The Statutory Auditors

PricewaterhouseCoopers Audit	RSM Salustro-Reydel
Bernard Rabier	Benoît Lebrun

Report of the Chairman of the Supervisory Board on the Conditions of Preparation and Methods of the Work of the Board and on Internal Control Procedures Implemented by Aventis

        Free translation of the original French language document.

        This Report is presented to the Shareholders of Aventis by application of the provisions of article L. 225-68 of the French Commercial Law.

1. Corporate Governance and Conditions of Preparation and Methods of Organization of the
Work of the Supervisory Board

        Aventis has a two-tier board structure consisting of a Management Board (Directoire) and a Supervisory Board (Conseil de Surveillance). The company is organized under French law as a stock corporation (société anonyme) and is regulated by articles L.225-57 to articles L.225-93 of the French Commercial Law.

        The Management Board is composed of seven members appointed for a five-year term and is the management body that runs the company and is vested with far-reaching powers enabling it to act in all circumstances in the name of Aventis, make decisions on general policy matters, and determine the overall business and financial strategy.

        The Supervisory Board is made up of sixteen members appointed for a five-year-term and appoints the members of the Management Board and oversees the management of Aventis. It reviews the financial statements and reports to shareholders at the Annual General Meeting of Shareholders.

        The Supervisory Board has been endorsing corporate governance through the following sub-bodies: the Nomination and Compensation Committee, the Strategy Committee, and the Finance and Audit Committee (FAC). The role of those committees is to study and prepare certain information for the decisions of the Supervisory Board. Within their field of competence, they make proposals and recommendations and they provide opinions, as the case may be.

    •
    The Nomination and Compensation Committee makes proposals to the Supervisory Board regarding the nomination of the members of the Supervisory Board as well as the nomination and dismissal of the members of the Management Board. In addition, it makes propositions with respect to the compensation of the members of the Supervisory and Management Boards, the granting of stock options as well as the retirement, severance and pension policies for the Management Board;

    •
    The Strategy Committee is responsible for reviewing the strategy of Aventis developed in response to the economical and political environment;

    •
    The Finance and Audit Committee (FAC) is involved in the examination of the financial statements and financial documents issued by the company as well as the review of the reports made by statutory auditors, internal auditors and internal risk management.

        The Supervisory Board met five times in 2003 and carefully reviewed the work of the Aventis Management Board. There was ongoing contact with the Management Board in order to follow the development of the company. The Management Board provided the Supervisory Board and its committees with detailed written and oral information and allowed for sufficient opportunity to discuss all major strategic decisions, the development of Aventis and the industry as a whole, in accordance with the Internal Rules of the Supervisory Board and Management Board, and the Internal Code of Ethics with regards to compliance rules. This code notably presents the procedures, guidelines and restrictions applicable to Aventis directors, officers and employees.

        Internal Rules of the Supervisory Board and Internal Rules of the Management Board define the role, powers, periodicity of meetings, functioning and relationship of the respective bodies, supplementing the existing legal provisions and our By-Laws. These Internal Rules also define the role and powers of the three specialized committees of the Supervisory Board and determine their membership and responsibilities.

        We refer you to the Corporate Governance chapter of Aventis Annual Report as filed with the Autorité des marchés financiers (AMF) for additional information on the work of the Board and evaluation process.

2. Definition and Objectives of Aventis Internal Control

        Aventis Management views internal control as a set of processes designed to provide reasonable assurance of satisfactory achievement for the objectives linked to the effectiveness and efficiency of operations, the reliability of financial reporting and compliance with applicable laws and regulations.

        In particular, Aventis internal control's objectives are to ensure that:

    •
    Decisions, transactions and personnel behavior comply with Management directives, laws, regulations and internal rules;

    •
    Business risks, misstatements and frauds threats, including those concerning the preparation and processing of financial information, are adequately prevented and managed;

    •
    Financial information gives a true and fair view of the company's activity and financial position.

        So as to achieve each of these objectives, Aventis Management has identified, implemented and integrated the following internal control overall principles:

    •
    Control environment: It refers to control awareness across the organization and its people, and is the foundation for all other components of internal control;

    •
    Risk assessment: It is the identification and analysis of relevant risks to achieving Aventis' objectives, and is the basis for setting control activities;

    •
    Control activities: It consists of policies and procedures, which ensures that Management directives are properly carried out;

    •
    Information and Communication: it is a general process ensuring that pertinent information is captured and communicated in a timely manner; it refers to the information flow that allows for successful control actions from instructions on responsibilities to summary of findings for Management action;

    •
    Monitoring: It refers to the assessment of the quality of the company's internal control performance over time through Management and supervisory activities.

        Further, internal control over financial reporting consists of various policies and procedures that are designed and operated to provide reasonable, high but not absolute, assurance regarding the reliability of the financial reporting and the preparation of the financial statements in accordance with generally accepted accounting principles.

3. General Organization of Aventis Internal Control

        Aventis internal control is centralized. The internal control structure and procedures are set for the Group by corporate departments and business functions headquarters. Entities, that manage business operations within the various countries where the company operates, bear the responsibility for implementing Aventis policies, standards, guidelines and procedures.

        Aventis Management implements the above-mentioned principles through the following activities and processes.

Control Environment

        For years, Aventis has been endorsing a relevant control environment by setting company's values and codes of conduct.

        Aventis has articulated a set of values that serves to guide day-to-day decision making of all employees and institutionalizes the fundamental beliefs in the company culture.

        As part of its governance structure, Aventis has set up a Global Compliance Group, monitoring efforts to ensure compliance with the company's values and policies. Compliance is the responsibility of every employee at Aventis. Consistent with Aventis' overall views of the importance of compliance with applicable laws and regulations, Management is absolutely committed to providing shareholders with accurate, timely and reliable financial data.

        Employees who are concerned about any form of financial misrepresentations, accounting and auditing irregularities or risk of insider trading are encouraged to address these issues openly to the Global Compliance Group or Corporate Auditing department, or anonymously using a dedicated helpline and a specific report form. Such concerns are reviewed in accordance with the procedures established by the Finance and Audit Committee (FAC) of the Supervisory Board. Employees may also directly contact the Chairman of the FAC with a compliance concern.

Risk Assessment

        Aventis Management has been promoting proper risk identification and analysis by developing a risk management process, encompassing risk valuation and insurance, and by supporting compliance efforts.

        Within Aventis, the concept of risk is embedded in each function. The company has appointed a Strategic Risk Officer who leads a Risk Council and reports directly to the Chairman of the Management Board. The officer establishes risk reports to the Management and Supervisory Boards on the most critical specific business risks. The Risk Council is a cross-functional group, made up of representatives from all key functions, having the responsibility for the risk reporting process within their function. It meets quarterly at least and assists the Strategic Risk Officer in his reporting duty by notably collecting cross-functional evaluation and prioritization of risks across Aventis and reviewing suggested action plans.

        Additionally, the Aventis Risk Management department is responsible of ensuring that the company meets the standards of good corporate governance through the use of best practices in risk assessment and management. The head of the Risk Management department reports to the CFO of Aventis and is a member of the Risk Council. Risk Management supports all businesses of the company with the aim of protecting the company from fortuitous and unforeseen losses. Subsequent loss control recommendations are reviewed to prevent the exposures from becoming the cause of losses, or to minimize their effect should a loss still occur. The Risk Management department assists in developing loss prevention programs, emergency response plans, claims handling procedures, and crisis management.

        Based on the assessment of the insurable risks, the Risk Management department identifies the appropriate insurance coverage. It further administers the methods by which accidental losses should be financed through the use of self-insurance or commercial insurance and oversees the structure of the insurance program worldwide. It also quantifies loss exposure and determines financial risk tolerance levels with Management.

        Furthermore, in order to adequately address the realities of complex environment in which the company runs businesses, the Global Compliance Group provides support to a wide variety of compliance efforts throughout Aventis. This Group is led by a Global Compliance Officer who reports to the Management Board and is supported by country-based compliance structures and key cross-functional committees.

        Aventis is also committed to sustainable safety and environment. The company is implementing environmental databases with the aim of identifying, following and mitigating risks linked to such areas throughout the business operations.

        Regarding financial risks in particular, the Corporate Finance and Treasury department centrally ensures the protection of financial assets of Aventis and the continuous liquidity of the company's operations. Currencies and interest rates exposures are optimized through cost-effective financial risk management. Open or speculative positions that are not related to the underlying business operating activities or corporate activities are strictly prohibited. The head of Corporate Finance and Treasury is a member of the Risk Council and reports to the CFO of Aventis.

        Lastly, the Corporate Auditing department, whose head reports directly to the Chairman of the Management Board, applies a risk-based approach in its internal audit activities.

Information and Communication

        Aventis Management ensures that pertinent information is communicated in a timely manner within the company by implementing efficient supporting tools so as to provide information and share knowledge.

        Aventis' policies, standards, guidelines and procedures are defined centrally by the headquarters of the business and corporate functions and are then cascaded to all the entities of the company. They are widely shared with employees through internal communication systems (e.g. business functions' intranet, knowledge web system, etc.) and are supported by training programs, especially in the area of finance, accounting, management and compliance.

        Aventis has further implemented an intranet business data warehouse tool that allows managers in each country and function to access quantitative and qualitative business information relevant to their responsibilities. Managers can then appreciate risks and review performance in their areas.

        The company also sets blackout periods and communicates to the involved employees that there should be no trading of Aventis shares during such periods related to the publication of financial results.

        Increasing internal control awareness is ensured by the deployment of an internal control self-assessment tool and by undertaking actions of sensitization for the general managers and CFOs of local entities as well as the heads of functions in the occasion of finance meetings and finance forums or through leadership and management team meetings.

Control Activities

        Aventis Management secures that decision processes and operations are carried out through numerous policies, standards, guidelines and procedures in place. These are related to both business operations as well as the preparation and processing of accounting and financial information. Every employee has to comply with these practices that are regularly updated by the business and corporate functions. The company has implemented various internal control procedures manuals in the following functions: Corporate Auditing, Commercial Operations, Communication, Corporate Development, Drug Innovation & Approval, Finance, Human Resources, Industrial Operations, Information Solutions, Legal as well as Environment, Health and Safety. All these functions are applying proper approval matrices and segregation of duties to ensure appropriate Management authorization and controls over transactions.

        Notwithstanding the importance of other policies and procedures, Finance policies and procedures refer to the Finance Planning Support (Business Plan), the Reporting Guide (Accounting and Controlling Policies that are updated twice a year), the Tax Guidelines and Procedures, and the Treasury Principles and Guidelines. In particular, with respect to the preparation of the financial statements, Aventis has also been distributing quarterly instruction letters and comprehensive accounting, consolidation and controlling guidelines and procedures, e.g. Reporting Manual, Legal Consolidation Process Manual, Line Definitions, Inter-company Reporting Guideline, etc.

        The Corporate Controlling department, together with local CFOs and functional controllers, play an active role in the Management performance review process. Actuals and estimates are thoroughly analyzed at each quarterly closing. Local and functional controlling issues as well as monthly closing of responsibility centers are closely coordinated with the aim of continuously improving methods of reporting. Corporate Controlling also supports managers in preparing their business plans and establishes business and financial forecasts in accordance with Management requirements.

        In addition, so as to ensure the safety of the information that is processed for reporting purposes, Aventis has set comprehensive Disaster Recovery and IT Security procedures.

        Furthermore, Aventis has been developing an internal control self-assessment tool that provides a common standardized framework of internal controls for Aventis business process owners to run operations at an appropriate level of control and in acceptable risk conditions. This tool, called Business Control Guide, is widely accepted throughout the company and implemented by most of the entities. It consists of a set of 27 templates covering most of the business processes within Aventis as well as including references of good control practices and risks applicable to the corresponding processes. This control self-assessment tool has been applied on a voluntary basis but will become mandatory by 2005.

        Finally, for more than one year, Aventis has been performing a vast and comprehensive review of the quality of the documentation related to many areas of risk assessment and control activities as well as information and communication. In particular, the company is running an internal control compliance project with the aim of ensuring more thorough documentation for the internal control structure and procedures as well as evaluating the design and operating effectiveness of internal controls.

4. Monitoring

        Aventis Management monitors the company's internal control through the corporate governance structure, the audit activities as well as specific processes.

Corporate Governance

The following bodies take a significant overseeing role in Aventis' internal control.

        The Management Board is a body that has management responsibility for Aventis and broad authority to take actions in the name of Aventis, within the scope of the object and purposes of Aventis, and subject to the authority expressly reserved by law to the shareholders and the Supervisory Board. The Management Board members closely cooperate and timely inform each other about all important matters and developments in their respective areas of expertise and responsibility.

        The Management Board responsibilities comprise in particular the development, the implementation and the control of the strategy for the Aventis Group, the key personnel appointments as well as the overseeing of resource allocation, risk analysis, external communication and public policy.

        The Supervisory Board exercises permanent supervision of the management of Aventis by the Management Board. It appoints the members of the Management Board, determines their remuneration and may revoke them. The Supervisory Board reviews and presents its comments on the financial statements and reports to shareholders at the Annual General Meeting of Shareholders.

        In addition, under the French law and Aventis by-laws, certain transactions require the Supervisory Board's approval, notably any action of strategic importance to Aventis or likely to have major financial effect.

        The Finance and Audit Committee (FAC), examines the company's annual and interim financial statements before they are presented to the Supervisory Board and the financial documents issued by Aventis. The FAC is informed of the accounting rules applicable within Aventis and examines changes in the accounting standards and methods of the company. The FAC makes recommendations for the appointment of the statutory auditors and verifies their qualifications and independence. It reviews the objectives and findings of the Risk Management and Corporate Auditing organizations. At any time, the FAC may request from the Management Board, the statutory auditors, the head of Corporate Auditing and from the Risk Management function a report on the risk exposure of Aventis. It may also request discretionarily the performance of an internal or external audit or any other action relevant to its responsibilities.

        Lastly, the FAC meets statutory auditors without the attendance of Management. It approves audit budgets and ensures that statutory auditors and their networks provide permitted services only. The FAC also agrees on their audit plan in their presence, the findings and conclusions of the audits, their recommendations and the related taken-upon actions.

Audit Activities

        The establishment and maintenance of acceptable business practices as well as an adequate and effective internal control are the responsibilities of Aventis Management.

        The Aventis Corporate Auditing department has a staff of 43 and assists the Management Board and the Supervisory Board (through the FAC) in effectively exercising their responsibilities by independently reviewing and assessing the adequacy, effectiveness and efficiency of business controls, operations and organizational structures in all the functions of the company.

        Corporate Auditing runs an internal, independent, objective assurance and consulting activity designed to improve and add value to Aventis operations. About 120 engagements were performed in 2003. It implements a systematic and disciplined approach to evaluate and improve the effectiveness of risk management, internal control and governance processes. Accordingly, it contributes to the minimization of risk, the safeguard of assets and the improvement of controls. In particular, Corporate Auditing helps in determining the adequacy and effectiveness of the internal control systems and in evaluating compliance with established policies, rules and procedures.

        The head of Corporate Auditing attends the FAC meetings to report on significant activities, findings and recommendations. Further, the Chairman of the FAC is kept informed outside regular FAC meetings of all major audit issues. Those matters are also shared with statutory auditors with whom Corporate Auditing cooperates. A systematic follow-up process is in place to ensure implementation of remediation action plans.

Specific Processes

        Specific processes have been implemented to strengthen internal control over financial reporting.

        Aventis has set an Annual Report process team that coordinates the preparation, review and release of the company's financial annual report. This team is cross-functional and is made up of managers with responsibility for each section of the report. Each manager ensures, in his area of responsibilities, that Aventis properly fulfils the legal and regulatory requirements related to the stock exchanges where Aventis shares are traded, notably with respect to off-balance sheet assets and liabilities, pro-forma analysis as well as the quality of the financial information.

        Since 2002, the company has been applying an internal certification process twice a year. This process consists of internal representation letters that are signed by local CEOs and CFOs as well as the heads of the business and corporate functions. It provides the basis for the CEO and CFO of Aventis to make their certifications of the company consolidated financial statements with respect to the accuracy and completeness of the annual report as well as the adequacy of reporting and disclosure procedures. We refer you to the certification of the relevant officers found under the heading "Responsable de l'information" in this Annual Report filed with the AMF and in the exhibits to our Annual Report filed with the Securities and Exchange Commission.

        As a conclusion, in step with the Aventis strategy of future growth and value creation, as described in the letter of the Chairman of the Management Board, the company will focus on internal control procedures related to the acceleration of its growth rate, the strengthening of its position in chosen disease areas and to the field of the best teams.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS (REGISTRANT)

Dated: March 8, 2004	By:	/s/ DIRK OLDENBURG
	Name: Title:	Dirk Oldenburg General Legal Counsel

QuickLinks

  Report of the Chairman of the Supervisory Board on the Conditions of Preparation and Methods of the Work of the Board and on Internal Control Procedures Implemented by Aventis
1. Corporate Governance and Conditions of Preparation and Methods of Organization of the Work of the Supervisory Board
2. Definition and Objectives of Aventis Internal Control
3. General Organization of Aventis Internal Control
4. Monitoring
SIGNATURES